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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 7*

                    Under the Securities Exchange Act of 1934

                      Dynamic Healthcare Technologies, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267927101
- -------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                               September 25, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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

CUSIP No.  267927101
- ------------------------------------------------------------------------------------------

     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership        41-1642281
- ------------------------------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group
                                                                      (a)       [   ]
                                                                      (b)       [ X ]
- ------------------------------------------------------------------------------------------
     (3)  SEC Use Only

- ------------------------------------------------------------------------------------------
     (4)  Source of Funds

          WC
- ------------------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
          or 2(e)                                                               [   ]

          N/A
- ------------------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Minnesota
- ------------------------------------------------------------------------------------------
  Number of    (7)  Sole Voting Power             433,000 shares
Shares Bene-   ---------------------------------------------------------------------------
  ficially     (8)  Shared Voting Power                -0-   shares
  Owned by     ---------------------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power        433,000 shares
 ing Person    ---------------------------------------------------------------------------
    With       (10) Shared Dispositive Power           -0-   shares
- ------------------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          433,000 shares
- ------------------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares          [   ]
          N/A
- ------------------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                         6.5%
- ------------------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)

          PN
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This Amendment No. 7 amends the original Schedule 13D filed on June 12, 1990,
Amendment No. 1 filed on or about August 16, 1990, Amendment No. 2 filed on or about December 17, 1990, Amendment No. 3 filed on or about December 27, 1990,
Amendment No. 4 filed on or about May 16, 1991, Amendment No. 5 filed on or about December 12, 1995 and Amendment No. 6 filed on or about May 16, 1996.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c).  The Reporting Person disposed of 67,000 shares of Common
Stock set forth below in open market transactions.

     Date of Sale             Shares Sold              Average Sale Price
     ------------             -----------              ------------------

        5/14/96                   17,000                       $4.56
        5/15/96                   17,000                        4.55
        5/16/96                   16,000                        4.50
        5/31/96                    5,000                        7.00
        9/12/96                      500                        7.00
        9/25/96                   11,500                        7.125
                                --------                     --------
                                  67,000

               (d). Except as set forth above, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2.


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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 27, 1996           OKABENA PARTNERSHIP K
                                        By:  Okabena Investment Services, Inc.
                                             Its Managing Partner

                                        By:  /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler, Vice President


                                Page 4 of 4 pages